Exhibit 3(ii)

AMENDMENT OF BYLAWS

Effective June 10, 2008, clauses (a) through (c) of Section 4 of Article IV of the Corporation’s bylaws are hereby amended and restated in full to read as follows:

“Section 4. POWERS AND DUTIES.

a. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall not serve as an executive officer of the Corporation.

b. The President shall be the Chief Executive Officer of the Corporation. He shall be responsible for the general day-to-day supervision of the business and affairs of the Corporation. He shall sign or countersign all certificates, contracts or other instruments of the Corporation as authorized by the Board of Directors. He may, but need not, be a member of the Board of Directors. The President shall make reports to the Board of Directors. He shall perform such other duties as are incident to his office or are properly required of him by the Board of Directors. The Board of Directors will at all times retain the power to expressly delegate the duties of the President to any other officer of the Corporation.

c. The Vice-President(s), if any, in the order designated by the Board of Directors, shall exercise the functions of the President during the absence, disability, death, or refusal to act of the President. During the time that any Vice-President is properly exercising the functions of the President, such Vice-President shall have all the powers of and be subject to all the restrictions upon the President. Each Vice-President shall have such other duties as are assigned to him from time to time by the Board of Directors or by the President of the Corporation. The Board of Directors may appoint the President or any Vice President as the Chief Operating Officer of the Corporation with such duties in such capacities as the Board of Directors shall from time to time determine after consultation with the Chief Executive Officer.”